Exhibit(a)(1)(i)
NEWELL RUBBERMAID INC.

Offer To Exchange Common Stock of Newell Rubbermaid Inc. and Cash
for
Any and All of its Outstanding 5.50% Convertible Senior Notes Due 2014
Subject to the terms and conditions described in this offer to exchange

Newell Rubbermaid Inc., or the Company, hereby offers, upon the terms and subject to the conditions described in this offer to exchange and the accompanying letter of transmittal, to exchange newly issued shares of its common stock, $1.00 par value per share, or the Common Stock, cash and cash in lieu of fractional shares of the Common Stock, if any, for any and all of its outstanding 5.50% convertible senior notes due 2014, or the Notes. An aggregate principal amount of $345.0 million of Notes is currently outstanding. Holders who validly tender and do not validly withdraw their Notes prior to 11:59 p.m., New York City time, on Tuesday, September 14, 2010 will receive, for each $1,000 principal amount of Notes, the following:

•	116.1980 shares of Common Stock;

•	a cash payment of $160.00; and

•	accrued and unpaid interest, if any, from September 15, 2010 up to, but not including, the settlement date, payable in cash;

provided, however, that we will compute the number of shares of Common Stock due to any holder based upon the aggregate principal amount of Notes tendered by such holder and, in lieu of delivering any fractional share of Common Stock, pay an amount of cash equal to the product of (i) the applicable fraction of a share and (ii) the closing price per share of Common Stock on the expiration date.

The Common Stock is listed on The New York Stock Exchange, or the NYSE, under the symbol “NWL.” The closing price of the Common Stock on August 16, 2010 was $16.05 per share. The shares of Common Stock offered by this offer to exchange will be listed on the NYSE and the Chicago Stock Exchange.

The “closing price” per share of Common Stock means, for any day, the last reported sale price of one share of Common Stock on the NYSE on such day or, if such day is not a trading day, the last reported sale price of one share of Common Stock on the NYSE on the immediately preceding trading day.

“Trading day” means a day during which (i) trading in the Common Stock generally occurs on the NYSE and (ii) a last reported sale price per share of Common Stock is available.

The exchange offer will expire at 11:59 p.m., New York City time, on Tuesday, September 14, 2010, unless the exchange offer is extended or earlier terminated by the Company.

Consummation of the exchange offer is subject to the conditions described in “The Exchange Offer — Conditions of the Exchange Offer.” The exchange offer is not conditioned on any minimum principal amount of Notes being tendered.

See “Risk Factors” beginning on page 6 for a discussion of factors you should consider in evaluating the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this offer to exchange is truthful or complete. Any representation to the contrary is a criminal offense.

Offer to Exchange dated August 17, 2010.

As used in this offer to exchange, unless the context indicates otherwise, the terms “Company,” “we,” “our” and “us” refer to Newell Rubbermaid Inc. and its subsidiaries.

You should rely only on the information contained or incorporated by reference in this offer to exchange. The Company has not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Company is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this offer to exchange is accurate as of the date appearing on the front cover of this offer to exchange only. Our business, financial condition, results of operations and prospects may have changed since that date.

We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, to exempt the exchange offer from the registration requirements of the Securities Act. We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the exchange offer from the registration and qualification requirements of state securities laws. We have no contract, arrangement or understanding relating to the payment of, and will not, directly or indirectly, pay, any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the exchange offer. In addition, none of the financial advisor, the information agent, the exchange agent or any broker, dealer, salesperson, agent or any other person is engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the exchange offer. Our officers, directors and regular employees may solicit tenders from holders of the Notes and will answer inquiries concerning the terms of the exchange offer, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the Securities and Exchange Commission, or SEC, at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also obtain these materials from us at no cost by writing or telephoning us at Newell Rubbermaid Inc., Three Glenlake Parkway, Atlanta, Georgia 30328, Attn: Office of Investor Relations, telephone: 770-418-7000, or at our website at www.newellrubbermaid.com. Except for the documents described below, information on our website is not incorporated by reference into this offer to exchange. In addition, the SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

This offer to exchange incorporates important business and financial information about the Company from documents filed with the SEC that are not included in or delivered with this offer to exchange. We “incorporate by reference” important information by referring you to another document we filed separately with the SEC. This means that the information incorporated by reference is deemed to be part of this offer to exchange, unless superseded by information included in this offer to exchange or by information in subsequently filed documents that we incorporate by reference in this offer to exchange.

Specifically, we incorporate herein by reference the documents set forth below:

•	Annual Report on Form 10-K for the year ended December 31, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010;

•	Current Reports on Form 8-K filed on February 11, 2010, May 14, 2010, June 17, 2010, July 30, 2010 (Item 8.01 only), August 2, 2010 (Item 1.01 only) and August 6, 2010 and our Amendment to Current Report on Form 8-K filed January 7, 2010; and

•	The description of the Notes, at pages S-17 to S-40 of our prospectus supplement filed pursuant to Rule 424(b) on March 25, 2009.

In addition, we also incorporate by reference into this offer to exchange all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, from the date of this offer to exchange to the date that the exchange offer is completed (or the date that the exchange offer is terminated). These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02, 7.01 or 9.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this offer to exchange.

You may obtain any of the documents incorporated by reference herein (excluding exhibits) as described above under “Where You Can Find Additional Information.”

ii

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere or incorporated by reference in this offer to exchange. Because this is a summary, it may not contain all the information you should consider before deciding whether to participate in the exchange offer. You should read this entire offer to exchange carefully, including the section titled “Risk Factors,” before making an investment decision.

Newell Rubbermaid Inc.

We are a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. Our products are marketed under a strong portfolio of brands, including Rubbermaid®, Graco®, Aprica®, Levolor®, Calphalon®, Goody®, Sharpie®, Paper Mate®, Dymo®, Parker®, Waterman®, Irwin®, Lenox® and Technical Conceptstm.

Our multi-product offering consists of well-known name-brand consumer and commercial products in three business segments: Home & Family; Office Products; and Tools, Hardware & Commercial Products.

Our vision is to become a global company of Brands That Mattertm and great people, known for best-in-class results. We are committed to building consumer-meaningful brands through understanding the needs of consumers and using those insights to create innovative, highly differentiated product solutions that offer performance and value. To support our multi-year transformation into a best-in-class global consumer branding and marketing organization, we have adopted a strategy that focuses on optimizing the business and product portfolio, building consumer-meaningful brands on a global scale, and achieving best cost and efficiency in our operations.

We are a Delaware corporation. Our principal executive offices are located at Three Glenlake Parkway, Atlanta, Georgia 30328, and our telephone number is 770-418-7000.

Recent Developments

Issuance of 4.70% Notes due 2020

On August 10, 2010, we issued $550.0 million of 4.70% Notes due 2020 in a public offering, which resulted in net proceeds to us (after deducting the underwriting discount and our estimated expenses of the offering) of $545.7 million. We used the proceeds from the offering to purchase most of our 10.60% Senior Notes due 2019 (the “2019 Notes”) and to repurchase shares of our Common Stock, as described below.

Tender Offer for 10.60% Notes Due 2019

On August 10, 2010, we purchased $279.3 million principal amount of our outstanding 2019 Notes for $401.5 million, plus accrued and unpaid interest, pursuant to a cash tender offer for any and all of the 2019 Notes. As a result of the completion of the cash tender offer, we will record a pre-tax charge of approximately $131.5 million during the quarter ending September 30, 2010.

Common Stock Repurchases

On August 2, 2010, we entered into an accelerated stock buyback agreement with Goldman, Sachs & Co. to purchase shares of Common Stock. Under the agreement, on August 10, 2010, we paid Goldman Sachs an initial purchase price of $500.0 million, and Goldman Sachs delivered to us approximately 25.8 million shares of Common Stock, representing approximately 80% of the shares we expect to purchase under the agreement. The number of shares that we ultimately purchase under the agreement will be determined based on the average of the daily volume-weighted average share prices of our Common Stock over the course of a calculation period and is subject to certain adjustments under the agreement. The calculation period is scheduled to run from August 11, 2010 until March 7, 2011 and may be shortened at the option of Goldman Sachs to end as early as November 18, 2010. The calculation period will be suspended during and following the pendency of the exchange offer. Upon settlement following the end of the calculation period, Goldman Sachs will deliver additional shares to us, or we will deliver cash or shares (at our election) to Goldman Sachs, to the extent the aggregate value of shares initially delivered, based on the final price, is less or more than $500.0 million, respectively.

Settlement of Convertible Note Hedge and Warrant Transactions

If and to the extent that the Notes are tendered and exchanged in the exchange offer, we intend to settle, for cash, the convertible note hedge transactions and the warrant transactions which were entered into at the time the Notes were originally issued.

The Exchange Offer

We have summarized the terms of the exchange offer in this section. Before you decide whether to tender your Notes in the exchange offer, you should read the detailed description of the exchange offer in the section entitled “The Exchange Offer.”

The Exchange Offer	The Company is offering, upon the terms and subject to the conditions described in this offer to exchange and the accompanying letter of transmittal, to exchange shares of Common Stock, cash and cash in lieu of fractional shares of Common Stock for any and all of its outstanding Notes. Holders who validly tender and do not validly withdraw their Notes prior to 11:59 p.m., New York City time, on the expiration date (as defined below) will receive for each $1,000 principal amount of Notes the following:

• 116.1980 shares of Common Stock;

• a cash payment of $160.00; and

• accrued and unpaid interest, if any, from September 15, 2010 up to, but not including, the settlement date, payable in cash;

provided, however, that we will compute the number of shares of Common Stock due to any holder based upon the aggregate principal amount of Notes tendered by such holder and, in lieu of delivering any fractional share of Common Stock, pay an amount of cash equal to the product of (i) the applicable fraction of a share and (ii) the closing price per share of Common Stock on the expiration date.

The Company will accept for exchange all Notes validly tendered and not validly withdrawn prior to 11:59 p.m., New York City time, on the expiration date, upon the terms and subject to the conditions described in this offer to exchange and the accompanying letter of transmittal.

As of the date of this offer to exchange, $345.0 million in aggregate principal amount of Notes is outstanding. As of the date of this offer to exchange, all of the Notes are registered in the name of Cede & Co., which holds the Notes for DTC participants. See “The Exchange Offer — Terms of the Exchange Offer.”

Conditions of the Exchange Offer	The exchange offer is not conditioned on any minimum principal amount of Notes being tendered. Consummation of the exchange offer is subject to certain conditions. The Company may waive all of the conditions to the exchange offer in its sole and absolute discretion. See “The Exchange Offer — Conditions of the Exchange Offer.”

Purpose of the Exchange Offer	The purpose of the exchange offer is to exchange any and all outstanding Notes for Common Stock and cash in order to reduce our indebtedness and ongoing interest expense and, when taken together with the accelerated stock buyback, to reduce the potential for future dilution.

Accrued and Unpaid Interest	As described under “— The Exchange Offer” above, tendering noteholders will receive payment of accrued and unpaid interest, if any, from September 15, 2010 up to, but not including, the settlement date, payable in cash in accordance with the terms of the Notes.

Expiration Date	11:59 p.m., New York City time, on Tuesday, September 14, 2010, or the expiration date, unless extended or earlier terminated by the Company. The Company may extend the expiration date for any reason in its sole and absolute discretion. If the Company decides to extend the expiration date, it will announce any extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration of the exchange offer. See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Termination of the Exchange Offer	The Company reserves the right to terminate the exchange offer at any time prior to the completion of the exchange offer if any of the conditions under “The Exchange Offer — Conditions of the Exchange Offer” have not been satisfied, in its sole and absolute discretion. See “The Exchange Offer — Termination of the Exchange Offer.”

Procedures for Tendering Notes	Holders of Notes desiring to accept the exchange offer must tender their Notes through DTC’s Automated Tender Offer Program, or ATOP. A noteholder who wishes to tender its Notes must either deliver an Agent’s Message or sign and return the letter of transmittal, including all other documents required by the letter of transmittal, as described under “The Exchange Offer — Procedures for Tendering Notes.” We do not intend to permit tenders of Notes by guaranteed delivery procedures. See “The Exchange Offer — Procedures for Tendering Notes.”

Acceptance of Notes and Delivery of Common Stock and Cash	The Company will, subject to the terms and conditions described in this offer to exchange, accept all Notes that are validly tendered and not validly withdrawn prior to 11:59 p.m., New York City time, on the expiration date. The shares of Common Stock and cash issued as part of the exchange offer and the cash payment for any accrued interest and fractional shares will be delivered promptly after the Company accepts the Notes. See “The Exchange Offer — Acceptance of Notes for Exchange; Delivery of Common Stock and Cash.”

Withdrawal Rights	Holders may withdraw the Notes they have tendered at any time prior to 11:59 p.m., New York City time, on Tuesday, September 14, 2010. See “The Exchange Offer — Withdrawal Rights.”

Use of Proceeds	The Company will not receive any proceeds from the exchange offer.

U.S. Federal Income Tax Considerations	The exchange of Notes should be treated as a recapitalization for U.S. federal income tax purposes. Accordingly, you should not recognize loss, but may recognize gain on the exchange for federal income tax purposes. You should consult with your own tax advisor regarding the federal, state, local and foreign tax consequences of your participation in the exchange offer and of your ownership and disposition of Common Stock received upon the exchange. See “Certain U.S. Federal Income Tax Considerations — U.S. Holders.”

Market Price and Trading	On August 16, 2010, the closing price for the Common Stock on the NYSE was $16.05 per share. The Notes are not currently traded on any national securities exchange. The shares of Common Stock offered by this offer to exchange will be listed on the NYSE and the Chicago Stock Exchange.

Exchange Agent and Information Agent	Global Bondholder Services Corporation is the exchange agent and information agent for the exchange offer.

Fees and Expenses	The Company will pay all fees and expenses it incurs in connection with the exchange offer. See “The Exchange Offer — Fees and Expenses.”

Regulatory Approvals	We are not aware of any material regulatory approvals necessary to complete the exchange offer.

Rights of Non-Tendering Holders	Holders who do not tender their Notes pursuant to the exchange offer will have no appraisal rights under applicable state law or otherwise. They will continue to have the same rights under the Notes as they are entitled to today.

Questions	If you have any questions regarding the terms of the exchange offer, please contact Newell Rubbermaid Inc., Office of Investor Relations, at 1-800-424-1941. If you have questions regarding the procedures for tendering Notes in the exchange offer, please contact the information agent. The contact information for the information agent is located on the back cover of this offer to exchange.

For certain risks you should consider in evaluating the exchange offer, see “Risk Factors” beginning on page 6.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made statements in this offer to exchange and in the documents incorporated by reference herein that are not historical in nature and constitute forward-looking statements in reliance on the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the effects of our Project Acceleration restructuring program, our European Transformation Plan, our Capital Structure Optimization Plan, sales (including pricing), income/(loss), earnings per share, operating income or gross margin improvements or declines, return on equity, return on invested capital, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, availability of financing, interest rates, restructuring, impairment and other charges, potential losses on divestitures, impacts of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings (including raw material and sourced product inflation, productivity and streamlining), synergies, management’s plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “project,” “target,” “plan,” “expect,” “will,” “should,” “would” or similar statements. We caution that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, our dependence on the strength of retail, commercial and industrial sectors of the economy in light of the global economic slowdown; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power; changes in the prices of raw materials and sourced products and our ability to obtain raw materials and sourced products in a timely manner from suppliers; our ability to develop innovative new products and to develop, maintain and strengthen our end-user brands; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; our ability to manage successfully risks associated with divesting or discontinuing businesses and product lines; our ability to implement successfully information technology solutions throughout our organization; our ability to improve productivity and streamline operations; our ability to refinance short-term debt on terms acceptable to us particularly given the uncertainties in the global credit markets; changes to our credit ratings; significant increases in the funding obligations related to our pension plans due to declining asset values or otherwise; the imposition of tax liabilities greater than our provisions for such matters; significant increases in costs to comply with changes in legal, employment, tax, environmental and other laws and regulations; the risks inherent in our foreign operations; and those matters listed in our most recent Annual Report on Form 10-K, including Item 1A of such report, and in Part II, Item 1A of, and in Exhibit 99.1 to, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

RISK FACTORS

You should carefully consider the risks described below, in the sections titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, in exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and elsewhere in our reports filed with the SEC before making an investment decision. Our results of operations, financial condition and business prospects could be harmed by any of these risks. This offer to exchange and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this offer to exchange and in the documents incorporated by reference into this offer to exchange.

Risks Related to the Exchange Offer

Upon consummation of the exchange offer, holders who tender their Notes will lose their rights under the Notes, including, without limitation, their rights to future interest and principal payments with respect to their Notes and their rights as a creditor of the Company.

If you tender your Notes pursuant to the exchange offer, you will be giving up all of your rights as a noteholder, including, without limitation, rights to future payment of principal and interest on the Notes, and you will cease to be a creditor of the Company. You will also be giving up the right to convert your Notes in accordance with their terms. You will also give up the right to adjustments in the conversion rate for the Notes in the event the Company increases its dividend, engages in certain other transactions or chooses to exercise its right to increase the conversion rate.

The shares of Common Stock that you receive in the exchange offer will not provide you with any priority on claims or any degree of protection to which holders of debt claims, such as the Notes, are entitled. If the Company were to file for bankruptcy, creditors, including any holders of the Notes, would generally be entitled to be paid prior to holders of Common Stock. As a holder of Common Stock, however, your investment will be subordinate to debt claims against the Company and to all of the risks and liabilities affecting the Company’s and its operating subsidiaries’ operations. As a result, if the Company were to file for bankruptcy before the maturity date of the Notes, a holder that decides not to tender its Notes in the exchange offer might receive greater value than a holder that decides to tender its Notes in the exchange offer. In addition, because the market price of the Common Stock that you would receive in exchange for your Notes could decline as a result of various factors, including the results of operations, financial condition and business prospects of the Company, in the future the value of Common Stock plus cash that you receive in exchange for any Notes that you tender may be less than the principal amount of your tendered Notes.

The liquidity of any trading market that currently exists for the Notes may be adversely affected by the exchange offer, and holders of the Notes who fail to tender their Notes may find it more difficult to sell their Notes.

If a significant percentage of the Notes are exchanged in the exchange offer, the liquidity of the trading market for the Notes, if any, after the completion of the exchange offer may be substantially reduced. Any Notes exchanged will reduce the aggregate principal amount of Notes outstanding. As a result, the Notes may trade at a discount to the price at which they would trade if the exchange offer were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. The smaller outstanding aggregate principal amount of the Notes may also make the trading prices of the Notes more volatile. If the exchange offer is consummated, there might not be an active market in the Notes and the absence of an active market could adversely affect your ability to trade the Notes or the prices at which the Notes may be traded.

The Company has not made a recommendation with regard to whether or not you should tender your Notes in the exchange offer, and the Company has not obtained a third-party determination that the exchange offer is fair to the holders of the Notes.

None of the Company, the financial advisor, the information agent or the exchange agent is making a recommendation as to whether holders of the Notes should exchange their Notes pursuant to the exchange offer. The Company has not retained and does not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Notes for purposes of negotiating the terms of this offer and/or preparing a report concerning the fairness of this offer.

The failure to timely complete the exchange offer successfully could negatively affect the market price of the Common Stock and the trading price of the Notes.

Several conditions must be satisfied or waived before we may complete the exchange offer, including that no material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs occurs prior to 11:59 p.m., New York City time, on the expiration date. In addition, to the extent permitted by law, we reserve the right to extend the exchange offer in our sole discretion. If the exchange offer is not timely completed, the market price of the Common Stock and the trading price of the Notes may decline to the extent that such prices reflect the assumption that the exchange offer will be completed on the scheduled expiration date. In addition, to the extent that we extend the exchange offer, many of the risks described elsewhere in these “Risks Related to the Exchange Offer” may be exacerbated.

Risks Related to the Common Stock

The market price and the trading volume of the Common Stock may be volatile, which could result in substantial losses for stockholders.

The market price of the Common Stock may be highly volatile and may be subject to wide fluctuations. In addition, the trading volume of the Common Stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the market price of the Common Stock or result in fluctuations in the market price or trading volume of Common Stock include:

•	general market and economic conditions;

•	actual or anticipated changes in our future financial performance;

•	changes in market interest rates;

•	competitive developments;

•	changes in buying habits;

•	the operations and stock performance of our competitors;

•	additions or departures of senior management and key personnel; and

•	actions by institutional stockholders.

We cannot assure you that the market price of the Common Stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.

Actions by the counterparty to our accelerated stock buyback may affect the market price of the Common Stock.

Before commencing the exchange offer, we entered into an accelerated stock buyback. In connection with the accelerated stock buyback, we expect that our counterparty (directly or though its affiliates) has purchased shares (or otherwise has acquired long positions in shares) of Common Stock, and will purchase shares (or otherwise acquire long positions in shares) until it has acquired (or otherwise has long positions in) the number of shares we have agreed to purchase under the accelerated stock buyback contract. We expect that these acquisitions (and other transactions) have included and will include covering purchases to close out stock borrow positions taken on by the counterparty to make its initial deliveries of shares to us. In addition, we expect that the counterparty may be purchasing or selling, or both purchasing and selling (and possibly taking on other long and/or short positions in) the Common Stock in other hedging transactions related to the accelerated stock buyback. All of these transactions in the Common Stock (or in derivative or other transactions related to Common Stock) would be for the counterparty’s own account. Although the magnitude and effect of such activities on the market price of the Common Stock cannot be determined at this time, such activities could have increased, or prevented a decrease in, the market price of the Common Stock and may increase, or prevent a decrease in, the market price of the Common Stock in the future.

Future sales of shares of Common Stock may depress the market price of the Common Stock.

Any sales of a substantial number of shares of Common Stock by us or our stockholders in the public market following the settlement of the exchange offer, or the perception that such sales might occur, may cause the market price of the Common Stock to decline following the settlement of the exchange offer. For example, if holders who tendered their Notes for exchange immediately sell the shares of Common Stock they receive upon exchange, the price of the Common Stock may decline substantially soon after the settlement of the exchange offer. In addition, sales of a substantial number of shares of Common Stock by our stockholders before the settlement of the exchange offer, or the perception that such sales may occur, may reduce the value of the shares of Common Stock that we will deliver to holders who tender their Notes for exchange.

The Company may issue additional shares that may cause dilution and may depress the market price of the Common Stock.

The Company may issue additional shares of Common Stock or preferred stock in connection with future equity offerings or acquisitions of other companies or their assets. In addition, we may issue shares of preferred stock that have preference rights over the Common Stock with respect to dividends, liquidation, voting and other matters. The issuance of additional Common Stock could be substantially dilutive to your shares and may depress the market price of the Common Stock. The issuance of shares of preferred stock that have preference rights over the Common Stock may depress the price of the Common Stock.

Future offerings of debt securities, which would be senior to the Common Stock in liquidation, or equity securities, which would dilute our existing stockholders’ interests and may be senior to the Common Stock for the purposes of distributions, may depress the market price of the Common Stock.

In the future, we may seek to access the capital markets from time to time by making additional offerings of debt and/or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, convertible debt, preferred stock or Common Stock. We are not precluded by the terms of our organizational documents from issuing additional debt or equity securities. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could harm our ability to make distributions to stockholders and in an increased risk of default on our obligations. If we were to liquidate, holders of our debt and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of Common Stock. Additional equity offerings by us may dilute your interest in us or reduce the market price of your Common Stock, or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the market price of your shares of Common Stock and diluting your interest in us.

Certain provisions of our charter documents may make it difficult for a third party to acquire our company and could depress the price of the Common Stock.

The Company’s Restated Certificate of Incorporation, or charter, and by-laws contain provisions that could delay, defer or prevent a change in control of the Company or management. These provisions could also discourage a proxy contest and make it more difficult for stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the Common Stock. Such provisions include, but are not limited to, the following:

•	Authorizing the board of directors to issue preferred stock;

•	Classifying the board of directors and permitting director removal only for cause;

•	Prohibiting action by written consent of the stockholders;

•	Limiting the persons who may call special meetings of stockholders; and

•	Establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted on by stockholders at stockholder meetings.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

These answers to questions that you may have as a holder of our Notes are highlights of selected information included elsewhere or incorporated by reference in this offer to exchange. To fully understand the exchange offer and the other considerations that may be important to your decision whether to participate in it, you should carefully read this offer to exchange in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this offer to exchange. See “Documents Incorporated by Reference.” For further information about us, see the section of this offer to exchange entitled “Where You Can Find Additional Information.”

Why are you making the exchange offer?

We are making the exchange offer in order to reduce our indebtedness and ongoing interest expense and, when taken together with the accelerated stock buyback, to reduce the potential for future dilution.

What aggregate principal amount of Notes is being sought in the exchange offer?

We are offering shares of Common Stock, the cash payment and accrued and unpaid interest in exchange for any and all of our outstanding Notes. As of the date of this offer to exchange, $345.0 million aggregate principal amount of Notes was outstanding.

What will I receive in the exchange offer if I tender my Notes and they are accepted?

For each $1,000 principal amount of Notes that you validly tender and we accept for exchange, you will receive the following:

•	116.1980 shares of Common Stock;

•	a cash payment of $160.00; and

•	accrued and unpaid interest, if any, from September 15, 2010 up to, but not including, the settlement date, payable in cash.

We will pay cash in lieu of any fractional share of Common Stock. See “The Exchange Offer — Terms of the Exchange Offer.”

Your right to receive the consideration in the exchange offer is subject to all of the conditions set forth in this offer to exchange and the related letter of transmittal.

How does the consideration I will receive, if I exchange my Notes in the exchange offer, compare to the payments I would receive on the Notes if I do not exchange now?

If you do not tender Notes for exchange pursuant to the exchange offer, you will continue to receive interest payments at an annual rate of 5.50%. Interest payments are made on March 15 and September 15 of each year until March 15, 2014, or until such earlier time as you convert Notes. You will have the right to receive the principal amount on your Notes on March 15, 2014 and the option to require us to purchase Notes on certain fundamental changes. You will also continue to have the right to convert your Notes, subject to certain conditions, and the right to an adjustment of the conversion rate on certain events. At present, the Notes are convertible at a conversion rate of 116.1980 shares per $1,000 principal amount of Notes, which is equivalent to a conversion price of approximately $8.61 per share. Upon conversion of the Notes, you would receive cash up to the aggregate principal amount of Notes converted, and cash, shares of Common Stock or a combination (at our discretion) in respect of the remainder of the conversion value in excess of the principal amount of the Notes converted. See “Documents Incorporated By Reference” and “Where You Can Find Additional Information” in this offer to exchange for information as to where you can find a complete description of the Notes.

If, however, you participate in the exchange offer, you will receive the consideration described above in “— What will I receive in the exchange offer if I tender my Notes and they are accepted?” in lieu of any future payments on the Notes.

What other rights will I lose if I exchange my Notes in the exchange offer?

If you validly tender your Notes and we accept them for exchange, you will lose the rights of a holder of Notes. For example, you would lose the right to receive semi-annual interest payments and the principal payment. You would also lose your rights as our creditor.

May I exchange only a portion of the Notes that I hold?

Yes. You do not have to exchange all of your Notes to participate in the exchange offer. However, you may only tender Notes for exchange in integral multiples of $1,000 principal amount of Notes.

If the exchange offer is consummated and I do not participate in the exchange offer or I do not exchange all of my Notes in the exchange offer, how will my rights and obligations under my remaining outstanding Notes be affected?

The terms of your Notes, if any, that remain outstanding after the consummation of the exchange offer will not change as a result of the exchange offer. However, if a sufficiently large aggregate principal amount of Notes does not remain outstanding after the exchange offer, the trading market for the remaining outstanding principal amount of Notes may be less liquid.

What do you intend to do with the Notes that are tendered and accepted by you in the exchange offer?

Notes accepted for exchange by us in the exchange offer will be retired and cancelled.

Are you making a recommendation regarding whether I should participate in the exchange offer?

We are not making any recommendation regarding whether you should tender or refrain from tendering your Notes for exchange in the exchange offer. Accordingly, you must make your own determination as to whether to tender your Notes for exchange in the exchange offer and, if so, the amount of Notes to tender. Before making your decision, we urge you to read this offer to exchange carefully in its entirety, including the information set forth in the section entitled “Risk Factors,” and the documents incorporated by reference in this offer to exchange.

Will the Common Stock to be issued in the exchange offer be freely tradable?

Based on interpretations by the staff of the Division of Corporation Finance of the SEC, we believe that the Common Stock that you receive in the exchange offer will be freely tradable, unless you are considered an affiliate of ours, as that term is defined under the Securities Act, or you hold Notes that were previously held by one of our affiliates. The Company believes that, as of the date of this offer to exchange, no holder of Notes is an affiliate (as that term is defined under the Securities Act).

What are the conditions to the exchange offer?

The exchange offer is conditioned upon the closing conditions described in “The Exchange Offer — Conditions of the Exchange Offer.” We may waive all of the conditions to the exchange offer in our sole and absolute discretion.

The exchange offer is not conditioned upon any minimum amount of Notes being tendered for exchange.

How will fluctuations in the trading price of the Common Stock affect the consideration offered to holders of Notes?

If the market price of the Common Stock declines, the market value of the shares of Common Stock you would receive in the exchange for your Notes will also decline. However, the number of shares of Common Stock you would receive in the exchange offer will not vary based on the trading price of the Common Stock. The trading price of the Common Stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally. See “Risk Factors — Risks Related to the Common Stock — The market price and the trading volume of the Common Stock may be volatile, which could result in substantial losses for stockholders.”

How will you fund the cash payment?

Assuming full participation, we will need $55.2 million in cash to fund the cash payment. We will use cash on hand to make these payments.

When does the exchange offer expire?

The exchange offer will expire at 11:59 p.m., New York City time, on Tuesday, September 14, 2010, unless extended or earlier terminated by us.

Under what circumstances can the exchange offer be extended, amended or terminated?

We expressly reserve the right to extend the exchange offer in our sole and absolute discretion. We also expressly reserve the right to amend the terms of the exchange offer in any manner which would not adversely affect holders of the Notes. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or in the information contained in this offer to exchange or waive a material condition to the exchange offer. During any extension of the exchange offer, Notes that were previously tendered for exchange and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, to terminate the exchange offer at any time prior to completion of the exchange offer if any conditions to the exchange offer have not been satisfied. If the exchange offer is terminated, no Notes will be accepted for exchange and any Notes that have been tendered for exchange will be returned to the holder promptly after the termination. For more information regarding our right to extend, amend or terminate the exchange offer, see the sections of this offer to exchange entitled “The Exchange Offer — Expiration Date; Extensions; Amendments” and “— Termination of the Exchange Offer.”

How will I be notified if the exchange offer is extended or amended?

We will issue a press release or otherwise publicly announce any extension or amendment of the exchange offer. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

What risks should I consider in deciding whether or not to tender my Notes?

In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the Notes and the Common Stock that are described in the section of this offer to exchange entitled “Risk Factors” and the documents incorporated by reference in this offer to exchange.

What are the material U.S. federal income tax considerations of my participating in the exchange offer?

Please see the section of this offer to exchange entitled “Certain U.S. Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax considerations of participating in the exchange offer.

How will the exchange offer affect the trading market for the Notes that are not exchanged?

If a significant percentage of the Notes are exchanged in the exchange offer, the liquidity of the trading market, if any, for the Notes after the completion of the exchange offer may be substantially reduced. Any Notes exchanged will reduce the aggregate principal amount of Notes outstanding. As a result, the Notes may trade at a discount to the price at which they would trade if the exchange offer were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. The smaller outstanding aggregate principal amount of the Notes may also make the trading prices of the Notes more volatile. If the exchange offer is consummated, there might not be an active market in the Notes and the absence of an active market could adversely affect your ability to trade the Notes or the prices at which the Notes may be traded.

Are your financial condition and results of operations relevant to my decision to tender my Notes for exchange in the exchange offer?

Yes. The price of the Common Stock and the Notes are closely linked to our financial condition and results of operations. For information about our financial condition and results of operations, see the sections of this offer to exchange entitled “Ratio of Earnings to Fixed Charges,” “Capitalization” and “Certain Unaudited Pro Forma Selected Financial Data” and the information incorporated by reference in this offer to exchange. For information about the accounting treatment of the exchange offer, see the section of this offer to exchange entitled “The Exchange Offer — Accounting Treatment.”

Are any Notes held by your directors or officers?

No. To our knowledge, none of our directors or executive officers beneficially holds Notes.

Will you receive any cash proceeds from the exchange offer?

No. We will not receive any cash proceeds from the exchange offer.

How do I tender my Notes for exchange in the exchange offer?

Holders of Notes desiring to accept the exchange offer must tender their Notes through DTC’s Automated Tender Offer Program, or ATOP. A noteholder who wishes to tender its Notes must either deliver an Agent’s Message or sign and return the letter of transmittal, including all other documents required by the letter of transmittal, as described under “The Exchange Offer — Procedures for Tendering Notes.”

Until when may I withdraw Notes previously tendered for exchange?

You may withdraw Notes that were previously tendered for exchange at any time until 11:59 p.m., New York City time, on the expiration date of the exchange offer. For more information, see the section of this offer to exchange entitled “The Exchange Offer — Withdrawal Rights.”

How do I withdraw Notes previously tendered for exchange in the exchange offer?

For a withdrawal to be effective, the exchange agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC or a written notice of withdrawal, before 11:59 p.m., New York City time, on the expiration date. For more information regarding the procedures for withdrawing these notes, see the section of this offer to exchange entitled “The Exchange Offer — Withdrawal Rights.”

Will I have to pay any fees or commissions if I tender my Notes for exchange in the exchange offer?

If your Notes are held through a broker or other nominee who tenders the Notes on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Otherwise, you will not be required to pay any fees or commissions to us or the exchange agent in connection with the exchange offer.

With whom may I talk if I have questions about the exchange offer?

If you have any questions regarding the terms of the exchange offer, please contact Newell Rubbermaid Inc., Office of Investor Relations, at 1-800-424-1941. If you have questions regarding the procedures for tendering Notes in the exchange offer, please contact the information agent. The contact information for the information agent is located on the back cover of this offer to exchange.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. We will pay all of the fees and expenses incurred by or on behalf of us related to the exchange offer. Any Notes that are properly tendered pursuant to the exchange offer and accepted for payment will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated is as follows:

						Six Months
	Year Ended December 31,					Ended
	2005	2006	2007	2008(1)	2009	June 30, 2010

Actual	3.62	3.92	4.98	1.00	3.28	4.13
Pro Forma(2)					3.64	5.16

(1)	Income from continuing operations before income taxes for 2008 includes $299.4 million of impairment charges principally related to goodwill.

(2)	The pro forma ratio of earnings to fixed charges for the year ended December 31, 2009 and for the six months ended June 30, 2010 are presented (1) to give effect to recently completed transactions consisting of the issuance of $550.0 million of our 4.70% Notes due 2020 and the use of the proceeds from such notes, cash and $170.0 million of short-term borrowings to repurchase $279.3 million principal amount of our 2019 Notes for $401.5 million and to pay $500.0 million to Goldman Sachs pursuant to the accelerated stock buyback agreement and (2) to give effect to the exchange offer, assuming all Notes are exchanged, and the settlement of the convertible note hedge transactions and warrant transactions, but excluding the non-recurring costs resulting from the exchange offer, which are estimated at up to $90.0 million before tax, and from the cash tender offer for our 2019 Notes, which totaled $131.5 million before tax, in accordance with Article 11 of Regulation S-X.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes, adding back fixed charges and deducting equity in earnings. “Fixed charges” consist of interest on all indebtedness (including capitalized lease obligations, amortization of debt issuance costs and amortization of original issue discounts) and the portion of rental expense on operating leases estimated to be interest. The pro forma earnings to fixed charges gives effect to the transactions as of the later of the beginning of the period presented or the issuance of the securities impacted by the transactions.

MARKET PRICES OF COMMON STOCK

The Common Stock is traded on the NYSE. The following table sets forth the high and low sales prices of the Common Stock, as reported on the New York Stock Exchange Composite Tape, and dividends paid during the periods indicated.

			Dividends Paid
	High	Low	per Share

Year Ended December 31, 2008
First Quarter	$25.94	$21.24	$0.21
Second Quarter	24.08	16.68	0.21
Third Quarter	21.38	14.89	0.21
Fourth Quarter	17.59	9.13	0.21
Year Ended December 31, 2009
First Quarter	$10.95	$4.51	$0.105
Second Quarter	12.15	6.22	0.05
Third Quarter	16.10	9.79	0.05
Fourth Quarter	15.73	13.66	0.05
Year Ended December 31, 2010
First Quarter	$15.88	$13.11	$0.05
Second Quarter	17.96	14.55	0.05
Third Quarter (through August 16, 2010)	16.85	14.14	0.05	(1)

(1)	Dividend will be paid September 15, 2010 to holders of record of Common Stock on August 31, 2010.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010 on (1) a historical basis, (2) an as adjusted basis to reflect recently completed transactions described below as if they were consummated on June 30, 2010 and (3) a pro forma, as adjusted basis giving further effect to the exchange offer, the settlement of the convertible note hedge transactions and warrant transactions and the final settlement of the accelerated stock buyback as if each of such exchange offer and such settlements were consummated on June 30, 2010:

The “As Adjusted” column reflects:

•	the issuance of $550.0 million of our 4.70% Notes due 2020, which was consummated on August 10, 2010;

•	the issuance of $170.0 million of short-term borrowings;

•	the repurchase of $279.3 million principal amount of our 2019 Notes for $401.5 million, which was consummated on August 10, 2010 and resulted in a pre-tax charge of $131.5 million; and

•	the retirement of 25.8 million shares of Common Stock initially delivered to us pursuant to the accelerated stock buyback agreement and the payment of $500.0 million to Goldman Sachs under that agreement.

The “Pro Forma, As Adjusted” column reflects the adjustments described in the previous bullet points, as well as additional adjustments to reflect the consummation of the exchange offer, the settlement of the convertible note hedge transactions and warrant transactions and the final settlement of the accelerated stock buyback agreement assuming:

•	that all outstanding Notes are tendered and accepted, resulting in an estimated pre-tax charge of up to $90.0 million;

•	that we settle the convertible note hedge transactions and warrant transactions; and

•	that an additional 8.4 million shares of Common Stock are delivered to us under the accelerated stock buyback agreement and retired.

The “Pro Forma, As Adjusted” column assumes that the final price under the accelerated stock buyback plan is equal to $14.64, the closing price of our Common Stock on June 30, 2010, and does not give effect to any adjustment of the purchase price that could occur under the accelerated stock buyback agreement.

As of June 30, 2010, the Notes had a carrying value of $293.3 million. The Company would issue approximately 40.1 million shares of Common Stock in the exchange offer. On an As Adjusted basis, additional paid-in capital has been increased by approximately $586.9 million due to this issuance based on the closing price of the Common Stock on June 30, 2010 of $14.64 per share, decreased by the amount attributable to the reacquisition of the equity component of the Notes of approximately $280.4 million, which includes $0.9 million in transaction costs attributable to the equity component paid in cash.

	As of June 30, 2010
			Pro Forma, As
	Actual	As Adjusted	Adjusted
	(In millions, except par value)

Cash and cash equivalents	$259.8	$61.7	$68.0

Short-term debt:
Short-term debt	$1.0	$171.0	$171.0
5.50% convertible senior notes due 2014	290.2	290.2	—
Current portion of long-term debt	102.8	102.8	102.8

Total short-term debt	$394.0	$564.0	$273.8

Long-term debt:
Medium-term notes	$1,357.3	$1,633.7	$1,633.7
Term loan	250.0	250.0	250.0
Junior convertible subordinated debentures	436.7	436.7	436.7
Other long-term debt	5.3	5.3	5.3

Total long-term debt	$2,049.3	$2,325.7	$2,325.7

Stockholders’ equity:
Common stock, authorized shares, 800.0 at $1.00 par value; 294.9 outstanding shares, before treasury, actual, 269.1 outstanding shares, before treasury, as adjusted, and 300.8 outstanding shares, before treasury, pro forma, as adjusted	$294.9	$269.1	$300.8
Treasury stock, at cost, 16.6 shares held actual, as adjusted, and pro forma, as adjusted	(424.0)	(424.0)	(424.0)
Additional paid-in capital	688.1	213.9	552.2
Retained earnings	1,981.5	1,898.7	1,845.2
Accumulated other comprehensive loss	(645.1)	(645.1)	(645.1)

Stockholders’ equity attributable to Newell Rubbermaid	1,895.4	1,312.6	1,629.1
Stockholders’ equity attributable to non-controlling interests	3.5	3.5	3.5

Total stockholders’ equity	1,898.9	1,316.1	1,632.6

Total capitalization	$3,948.2	$3,641.8	$3,958.3

CERTAIN UNAUDITED PRO FORMA SELECTED FINANCIAL DATA

The following unaudited pro forma selected financial data should be read in conjunction with all of the financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. The historical data for the year ended December 31, 2009 and the six months ended June 30, 2010 have been derived from historical financial statements.

The unaudited pro forma data for the year ended December 31, 2009 and for the six months ended June 30, 2010 are presented (1) on an as adjusted basis to give effect to the recently completed transactions consisting of the issuance of $550.0 million of our 4.70% Notes due 2020, the issuance of $170.0 million of short-term borrowings, the repurchase of $279.3 million principal amount of our 2019 Notes for $401.5 million and the retirement of 25.8 million shares of Common Stock initially delivered to us pursuant to the accelerated stock buyback agreement and the payment of $500.0 million to Goldman Sachs under that agreement and (2) on an as adjusted, pro forma basis giving effect to the exchange offer, the settlement of the convertible note hedge transactions and warrant transactions and the retirement of an additional 8.4 million shares of Common Stock expected to be delivered to us under the accelerated stock buyback agreement. The non-recurring costs resulting from the exchange offer, which are estimated at up to $90.0 million before tax, and from the cash tender offer for our 2019 Notes, which totaled $131.5 million before tax, are not included in the unaudited pro forma data in accordance with Article 11 of Regulation S-X. These non-recurring costs have been included in the table above in “Capitalization” on an after-tax basis. The unaudited pro forma data for the year ended December 31, 2009 is presented as if the transactions reflected therein were consummated on January 1, 2009 or on the issuance date of the securities impacted by the transactions, if later, except for the price per share used to determine the shares transferred to us upon settlement of the accelerated stock buyback, which for purposes of the pro forma information was the price of the Common Stock on June 30, 2010, or $14.64 per share. The unaudited pro forma data for the six months ended June 30, 2010 is presented as if the transactions reflected therein were consummated on January 1, 2010, except for the price per share used to determine the shares transferred to us upon settlement of the accelerated stock buyback, which for purposes of the pro forma information was the price of the Common Stock on June 30, 2010, or $14.64 per share.

The unaudited pro forma data has been prepared by our management. The unaudited pro forma data may not be indicative of the results that would have actually occurred if the completion of the exchange offer and the other transactions included in the unaudited pro forma data had occurred on the dates indicated, nor do they purport to represent our results of operations for future periods. The unaudited pro forma data should be read in conjunction with our audited financial statements and notes thereto as of December 31, 2009 and for the year then ended (which are contained in our Annual Report on Form 10-K for the year ended December 31, 2009) and our unaudited financial statements and notes thereto as of June 30, 2010 and the six months then ended (which are contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

The unaudited pro forma data reflect the consummation of the exchange offer assuming that all outstanding Notes are tendered and accepted.

Changes in these assumptions from those used in the unaudited pro forma data could result in an increase or decrease in pro forma net income and pro forma earnings per share.

	Six Months Ended June 30, 2010			Year Ended December 31, 2009
		As	Pro Forma,		As	Pro Forma,
	Actual	Adjusted	As Adjusted	Actual	Adjusted	As Adjusted
	(In millions, except per share data)

Net sales	$2,802.6	$2,802.6	$2,802.6	$5,577.6	$5,577.6	$5,577.6
Gross Margin	1,059.0	1,059.0	1,059.0	2,049.5	2,049.5	2,049.5
Operating income	333.6	333.6	333.6	574.9	574.9	574.9
Nonoperating expenses:
Interest expense, net	65.2	64.2	47.8	140.0	145.1	121.2
Other (income) expense, net	(6.2)	(6.2)	(6.2)	6.7	6.7	6.7

Net nonoperating expenses	59.0	58.0	41.6	146.7	151.8	127.9

Income before income taxes	274.6	275.6	292.0	428.2	423.1	447.0
Income taxes	85.8	86.2	92.2	142.7	140.8	149.7

Net income	$188.8	$189.4	$199.8	$285.5	$282.3	$297.3

Weighted average shares outstanding:
Basic	281.3	255.5	287.2	280.8	255.0	276.7
Diluted	311.6	285.8	289.5	294.4	268.6	277.8
Earnings per share:
Basic	$0.67	$0.74	$0.70	$1.02	$1.11	$1.07
Diluted	$0.61	$0.66	$0.69	$0.97	$1.05	$1.07

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The purpose of the exchange offer is to exchange any and all of the outstanding Notes in order to reduce our indebtedness and ongoing interest expense and, when taken together with the accelerated stock buyback, to reduce the potential for future dilution.

Terms of the Exchange Offer

The Company is offering, upon the terms and subject to the conditions described in this offer to exchange and the accompanying letter of transmittal, to exchange shares of Common Stock, cash and cash in lieu of fractional shares of Common Stock for any and all of its outstanding Notes. Holders who validly tender and do not validly withdraw their Notes prior to 11:59 p.m., New York City time, on the expiration date will receive, for each $1,000 principal amount of Notes, the following:

•	116.1980 shares of Common Stock;

•	a cash payment of $160.00; and

•	accrued and unpaid interest, if any, from September 15, 2010 up to, but not including, the settlement date, payable in cash;

provided, however, that we will compute the number of shares of Common Stock due to any holder based upon the aggregate principal amount of Notes tendered by such holder and, in lieu of delivering any fractional share of Common Stock, pay an amount of cash equal to the product of (i) the applicable fraction of a share and (ii) the closing price per share of Common Stock on the expiration date.

We will, in a commercially reasonable manner, round any amount of cash that we are obligated to deliver to a holder to the nearest cent.

Holders may only tender Notes in multiples of $1,000. Holders of Notes may tender less than the aggregate principal amount of Notes held by them, provided that they appropriately indicate this fact on the letter of transmittal accompanying the tendered Notes (or so indicate pursuant to the procedures for book-entry transfer).

As of the date of this offer to exchange, $345.0 million in aggregate principal amount of the Notes is outstanding. As of the date of this offer to exchange, there is one registered holder of the Notes, Cede & Co., which holds the Notes for DTC participants. Only a holder of the Notes (or the holder’s legal representative or attorney-in-fact) may participate in the exchange offer.

The Company will accept Notes as validly tendered Notes when, as and if it has given oral or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of Notes. If you are the record owner of your Notes and you tender your Notes directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your Notes through a broker or other nominee, and your broker or nominee tenders the Notes on your behalf, they may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Except as set forth in the instructions to the letter of transmittal, transfer taxes, if any, on the exchange of Notes pursuant to the exchange offer will be paid by the Company.

None of the Company, the financial advisor, the information agent or the exchange agent has made a recommendation to any noteholder, and each is remaining neutral as to whether you should tender your Notes in the exchange offer. You must make your own investment decision with regard to the exchange offer based upon your own assessment of the market value of the Notes, the likely value of the Common Stock and cash you will receive, your liquidity needs and your investment objectives.

Status of Common Stock under the Securities Act

Based on interpretations by the staff of the Division of Corporation Finance of the SEC, we believe that the Common Stock that you receive in the exchange offer will be freely tradable, unless you are considered an affiliate of ours, as that term is defined under the Securities Act, or you hold Notes that were previously held by one of our affiliates. The Company believes that, as of the date of this offer to exchange, no holder of Notes is an affiliate (as that term is defined under the Securities Act).

Expiration Date; Extensions; Amendments

The exchange offer will expire at 11:59 p.m., New York City time, on the expiration date, unless the Company, in its sole and absolute discretion, extends the exchange offer, in which case the expiration date will be the latest date to which the exchange offer is extended.

The Company expressly reserves the right in its sole and absolute discretion at any time and from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any Notes, by giving oral or written notice of such extension to the exchange agent.

This offer to exchange, the letter of transmittal and other relevant materials are being mailed to record holders of Notes and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the noteholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Notes.

If the Company makes a material change in the terms of the exchange offer or the information concerning the exchange offer, or if it waives a material condition of the exchange offer, the Company will extend the exchange offer consistent with Rule 13e-4 under the Exchange Act. The SEC has taken the position that the minimum period during which an offer must remain open following material changes in the terms of the exchange offer or information concerning the exchange offer (other than a change in price, a decrease, or an increase of more than two percent, in the percentage of securities sought, for which an extension of ten business days is required) will depend upon the facts and circumstances, including the relative materiality of the terms or information. For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company also expressly reserves the right (1) to delay acceptance for exchange of any Notes tendered pursuant to the exchange offer, regardless of whether any such Notes were previously accepted for exchange, and (2) at any time, or from time to time, to amend the exchange offer in any manner which would not adversely affect the holders of Notes. The Company’s reservation of the right to delay exchange of Notes that it has accepted for payment is limited by Rule 13e-4 under the Exchange Act, which requires that a bidder must pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of any offer. Any extension, delay in payment, or amendment will be followed as promptly as practicable by press release or public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which the Company may choose to make any public announcement, the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a press release.

Termination of the Exchange Offer

The Company reserves the right to terminate the exchange offer at any time prior to the completion of the exchange offer if any of the conditions under “The Exchange Offer — Conditions of the Exchange Offer” have not been satisfied, in its sole and absolute discretion, and not accept any Notes for exchange.

Conditions of the Exchange Offer

The exchange offer is not conditioned on any minimum principal amount of Notes being tendered. Notwithstanding any other provision of the exchange offer, and without prejudice to the Company’s other rights, the Company will not be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any shares of Common Stock and cash for the Notes, and the Company may terminate, extend or amend the exchange offer, if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived.

The exchange offer is subject to the conditions that, at the time of the expiration date of the exchange offer, none of the following shall have occurred and be continuing which, regardless of the circumstances, makes it impossible or inadvisable to proceed with the exchange offer:

•	there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs;

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

•	any material adverse change in the price of the Common Stock in U.S. securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•	any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or

•	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

The foregoing conditions are solely for the Company’s benefit, and the Company may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions. The Company may also, in its sole and absolute discretion, waive these conditions in whole or in part. The determination by the Company as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time.

Consequences of Failure to Tender Notes

Following the expiration of the exchange offer, the liquidity of the market for a noteholder’s Notes could be adversely affected if a significant percentage of the Notes are exchanged in the exchange offer. Holders who do not exchange their Notes will continue to be entitled to convert their Notes and to receive interest and principal payments in accordance with the terms of the indenture governing the Notes. See “Risk Factors — Risks Related to the Exchange Offer — The liquidity of any trading market that currently exists for the Notes may be adversely affected by the exchange offer, and holders of the Notes who fail to tender their Notes may find it more difficult to sell their Notes.”

Procedures for Tendering Notes

The tender of a noteholder’s Notes described below and the acceptance of tendered Notes by the Company will constitute a binding agreement between the tendering noteholder and the Company upon the terms and conditions described in this offer to exchange and in the accompanying letter of transmittal. A noteholder who wishes to tender Notes must either deliver an Agent’s Message, as defined below, or sign and return the letter of transmittal, including all other documents required by the letter of transmittal, and follow the procedures for book-entry transfer described below. We do not intend to permit tenders of Notes by guaranteed delivery procedures. All Notes not exchanged for Common Stock, cash and cash in lieu of fractional shares of Common Stock in response to the exchange offer will be returned to the tendering noteholders at our expense promptly after the termination or withdrawal of the exchange offer.

THE METHOD OF DELIVERY OF NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE NOTEHOLDER. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE NOTEHOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

To effectively tender Notes held through DTC, DTC participants should electronically transmit through ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message (as defined below) to the exchange agent for its acceptance. Delivery of tendered outstanding Notes held through DTC must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below. The term “Agent’s Message” means a message transmitted by DTC to, and received by, the exchange agent which states that DTC has received an express acknowledgement from the DTC participant tendering Notes that such DTC participant has received and agrees to be bound by the terms of the exchange offer as set forth in this offer to exchange and the letter of transmittal and that we may enforce such agreement against such participant.

Delivery of the Agent’s Message by DTC may be done in lieu of execution and delivery of a letter of transmittal by the participant identified in the Agent’s Message. Accordingly, the letter of transmittal need not be completed by a holder tendering through ATOP.

The exchange agent will establish one or more accounts with respect to the outstanding Notes at DTC for purposes of the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of their outstanding Notes by causing DTC to transfer their outstanding Notes to the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. DTC will then send an Agent’s Message to the exchange agent. Although delivery of outstanding Notes may be effected through book-entry at DTC, the letter of transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, plus, in any case, all other required documents, must be transmitted to and received by the exchange agent at one or more of its addresses set forth in this offer to exchange prior to 11:59 p.m., New York City time, on the expiration date.

Each signature on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, unless the Notes surrendered for exchange with that letter of transmittal are tendered (1) by a registered holder of the Notes who has not completed either the box entitled “Special Exchange Instructions”

or the box entitled “Special Delivery Instructions” in the letter of transmittal, or (2) for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, each known as an eligible institution. In the event that a signature on a letter of transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, the guarantee must be by an eligible institution. If the letter of transmittal is signed by a person other than the registered holder of the Notes, the Notes surrendered for exchange must either (1) be endorsed by the registered holder, with the signature guaranteed by an eligible institution, or (2) be accompanied by a bond power, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder, with the signature guaranteed by an eligible institution. The term “registered holder” as used in this paragraph with respect to the Notes means any person in whose name the Notes are registered on the books of the registrar for the Notes.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Notes tendered for exchange will be determined by the Company in its sole discretion. The Company’s determination will be final and binding. The Company and the exchange agent reserve the absolute right to reject any and all Notes not properly tendered and to reject any Notes the acceptance of which might, in the Company’s judgment or in the judgment of the exchange agent or their counsel, be unlawful. The Company and the exchange agent also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular Notes either before or after the expiration date (including the right to waive the ineligibility of any noteholder who seeks to tender Notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions) by the Company will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes for exchange must be cured within the period of time the Company determines. The Company and the exchange agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Notes for exchange but will not incur any liability for failure to give the notification. The Company will not deem Notes tendered until irregularities have been cured or waived.

If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, the signatory should so indicate when signing, and, unless waived by the Company, submit proper evidence of the person’s authority to so act, which evidence must be satisfactory to the Company in its sole discretion.

Any beneficial owner of the Notes whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes in the exchange offer should contact the nominee promptly and instruct the nominee to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and tendering Notes, make appropriate arrangements to register ownership of the Notes in the beneficial owner’s name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Acceptance of Notes for Exchange; Delivery of Common Stock and Cash

Upon satisfaction or waiver of all of the conditions to the exchange offer, and assuming the Company has not previously elected to terminate the exchange offer, the Company will accept any and all Notes that are properly tendered and not validly withdrawn prior to 11:59 p.m., New York City time, on the expiration date. The Company will deliver (or cause to be delivered) the Common Stock and pay the cash payment and the amount of cash due in lieu of fractional shares of Common Stock and for accrued interest promptly after acceptance of the Notes. For purposes of the exchange offer and cash payment for accrued interest, the Company will be deemed to have accepted validly tendered Notes, when, as, and if the Company has given oral or written notice of its acceptance of the Notes to the exchange agent.

In all cases, the payment of cash and issuance of Common Stock for Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the Notes, a properly completed and duly executed letter of transmittal and all other required documents (or of confirmation of a book-entry transfer of the Notes into the exchange agent’s account at a book-entry transfer facility and the receipt of an Agent’s Message). The Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If any tendered Notes are not accepted for any reason, those unaccepted Notes will be returned without expense to the tendering noteholder thereof as promptly as practicable after the termination, expiration or withdrawal of the exchange offer.

Withdrawal Rights

Tenders of the Notes may be withdrawn by delivery of (1) a computer-generated notice of withdrawal to the exchange agent, transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC or (2) a written notice to the exchange agent, at its address listed on the back cover page of this offer to exchange, in either case at any time prior to 11:59 p.m., New York City time, on the expiration date. Any written notice of withdrawal must (1) specify the name of the person having deposited the Notes to be withdrawn, (2) identify the Notes to be withdrawn (including the certificate number or numbers and principal amount of the Notes, as applicable), and (3) be signed by the noteholder in the same manner as the original signature on the letter of transmittal by which the Notes were tendered and must be guaranteed by an eligible institution. Any questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole and absolute discretion. The Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Notes which have been tendered for exchange but which are withdrawn will be returned to the noteholder without cost to the noteholder promptly after withdrawal. Properly withdrawn Notes may be re-tendered by following one of the procedures described under “— Procedures for Tendering Notes” at any time on or prior to 11:59 p.m., New York City time, on the expiration date.

The Exchange Agent and Information Agent

Global Bondholder Services Corporation is the exchange agent. All tendered Notes, executed letters of transmittal and other related documents should be directed to the exchange agent at its address and telephone numbers listed on the back cover of this offer to exchange. We will pay the exchange agent reasonable and customary compensation for its services in connection with the exchange offer, reimburse it for its reasonable out-of-pocket expenses and indemnify it against certain liabilities and expenses in connection with the exchange offer, including liabilities under federal securities laws.

Global Bondholder Services Corporation is also the information agent. All questions regarding procedures for tendering in the exchange offer, including requests for additional copies of this offer to exchange, the letter of transmittal and other related documents, should be addressed to the information agent at its address and telephone numbers listed on the back cover of this offer to exchange.

Solicitation

The exchange offer is being made by us in reliance on the exemption from the registration requirements of the Securities Act, afforded by Section 3(a)(9) thereof. We, therefore, will not pay any commission or other remuneration to any broker, dealer, salesperson, agent or other person for soliciting tenders of Notes. We have not retained any broker, dealer, salesperson, agent or other person to solicit tenders with respect to the exchange offer. The exchange agent will mail solicitation materials on our behalf.

In connection with the exchange offer, our officers, directors and regular employees may solicit tenders from holders of the Notes and will answer inquiries concerning the terms of the exchange offer, in each case by use of the mails, personally or by telephone, electronic communication or other similar methods, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

Fees and Expenses

Fees and expenses in connection with the exchange offer, assuming all outstanding amounts are tendered and accepted, are estimated to be approximately $1.5 million, including the fees of the financial advisor, exchange agent, the information agent, the financial printer, counsel, accountants and other professionals.

Accounting Treatment

To the extent Notes are tendered and accepted by us, we are accounting for the exchange offer as an extinguishment of the Notes. Accordingly, for the consideration provided to noteholders for validly tendered and accepted Notes, we will reduce cash for the cash paid in connection with the exchange offer and recognize an increase in common stock and additional paid-in capital for the value of Common Stock issued in connection with the exchange offer.

For Notes validly tendered and accepted and retired by us, we will estimate the value of the consideration surrendered to noteholders attributable to the debt component of the Notes using a discounted cash flow valuation approach, and we will compare the estimated fair value to the carrying value of the debt component of the tendered and accepted Notes. If the estimated fair value of the debt component of the tendered and accepted Notes is greater than the carrying value, we will record a loss in our statement of operations, and if the estimated fair value of the debt component is less than the carrying value of the tendered and accepted Notes, we will record a gain in our statement of operations. The gain or loss will equal the difference between the estimated fair value and the carrying value of the debt component of the tendered and accepted Notes. Any portion of the value of the consideration surrendered to noteholders not attributable to the estimated fair value of the debt component will be attributable to the equity component and will result in a decrease in additional paid-in capital.

We will also record costs in our statement of operations for the write-off of the unamortized issuance costs associated with the tendered, accepted and retired Notes and the expenses associated with the exchange offer.

Upon settlement of the convertible note hedge transactions and warrant transactions, we would record a net increase in cash and a net increase in additional paid-in capital.

Appraisal Rights

There are no dissenter’s rights or appraisal rights with respect to the exchange offer.

Regulatory Approvals

We are not aware of any material regulatory approvals necessary to complete the exchange offer.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 800,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of August 12, 2010, there were approximately 252.5 million shares of Common Stock (net of treasury shares) and no shares of preferred stock outstanding. The outstanding shares of Common Stock are listed on the NYSE and the Chicago Stock Exchange.

Common Stock

Voting.  Holders of Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Common Stock entitled to one vote.

Dividends.  Holders of the Common Stock are entitled to receive the dividends that may be declared from time to time by the board of directors out of funds legally available therefor. The rights of holders of the

Common Stock to receive dividends are subject to the prior rights of holders of any issued and outstanding preferred stock that may be issued in the future.

Other Provisions.  Upon liquidation (whether voluntary or involuntary) or a reduction in the Company’s capital which results in any distribution of assets to stockholders, the holders of the Common Stock are entitled to receive, pro rata according to the number of shares held by each, all of the assets of the Company remaining for distribution after payment to creditors and the holders of any issued and outstanding preferred stock of the full preferential amounts to which they are entitled. The Common Stock has no preemptive or other subscription rights, and there are no other conversion rights or redemption provisions with respect to the shares.

Transfer Agent and Registrar.  The transfer agent and registrar for our Common Stock is Computershare Investor Services.

Preferred Stock

Our board of directors may issue, without further authorization from our stockholders, up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may determine at the time of creating each series:

•	dividend rights and rates;

•	voting and conversion rights;

•	redemption provisions;

•	liquidation preferences; and

•	other relative, participating, optional or other special rights, qualifications, limitations or restrictions of the series.

Although the Company is not required by its charter or by-laws to seek stockholder approval before designating any future series of preferred stock, the board of directors currently has a policy of seeking stockholder approval before designating any future series of preferred stock with a vote, or convertible into stock having a vote, in excess of 13% of the vote represented by all voting stock immediately after the issuance, except for the purpose of (a) raising capital in the ordinary course of business or (b) making acquisitions, the primary purpose of which is not to effect a change of voting power.

Provisions With Possible Anti-Takeover Effects

The Company’s charter and by-laws contain provisions which may be viewed as having an anti-takeover effect. The charter classifies the Board of Directors into three classes and provides that vacancies on the board of directors are to be filled by a majority vote of directors and that directors so chosen will hold office until the end of the full term of the class in which the vacancy occurred. Under the Delaware General Corporation Law, directors of the Company may only be removed for cause. The charter and the by-laws also contain provisions that may reduce surprise and disruptive tactics at stockholders’ meetings. The charter provides that no action may be taken by stockholders except at an annual meeting or special meeting, and does not permit stockholders to directly call a special meeting of stockholders. A stockholder must give written notice to the Company of an intention to nominate a director for election at an annual meeting 90 days before the anniversary date of the immediately preceding annual meeting. Each of these provisions tends to make a change of control of the board of directors more difficult and time consuming.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material United States federal income tax considerations related to the exchange of Notes pursuant to the exchange offer and of the ownership and disposition of shares of our Common Stock received upon the exchange. This discussion only addresses holders who hold Notes as capital assets. As used herein, “U.S. holders” are any beneficial owners of the Notes, that are, for United States federal income tax purposes, (i) citizens or residents of the United States, (ii) corporations (or other entities treated as corporations for federal income tax purposes) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (iii) estates, the income of which is subject to United States federal income taxation regardless of its source, or (iv) trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as U.S. persons prior to such date may also be treated as U.S. holders. As used herein, “non-U.S. holders” are beneficial owners of the Notes, other than partnerships, that are not U.S. holders. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the Notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of participating in the exchange offer and of the ownership and disposition of our Common Stock received upon the exchange.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, it does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers and traders in securities or currencies, or tax-exempt investors. It also does not discuss Notes or shares of our Common Stock held as part of a hedge, straddle, “synthetic security” or other integrated transaction. This discussion does not address the tax consequences to (i) U.S. persons that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) persons subject to the alternative minimum tax. Further, it does not include any description of any estate or gift tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to an exchange of Notes or the ownership or disposition of Common Stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change or differing interpretations, possibly on a retroactive basis.

You should consult with your own tax advisor regarding the federal, state, local and foreign tax consequences of your participation in the exchange offer and of your ownership and disposition of Common Stock received upon the exchange.

U.S. Holders

Exchange of Notes into Common Stock and Cash Pursuant to the Exchange

The exchange of a Note into Common Stock and cash pursuant to the exchange offer should be treated as a recapitalization for U.S. federal income tax purposes. Accordingly, a U.S. holder should not recognize loss upon the exchange, but should recognize gain on the exchange equal to the lesser of (i) the excess, if any, of the amount of the cash payment plus the fair market value of the Common Stock received in the exchange over the U.S. holder’s adjusted tax basis in a Note surrendered in the exchange and (ii) the amount of the cash payment (excluding any cash received in lieu of fractional shares). The accrued and unpaid interest received by a U.S. holder in the exchange offer will be treated as ordinary interest income for federal income tax purposes.

A U.S. holder’s tax basis in the Common Stock received in the exchange (including any fractional share deemed to be received) should be the same as the U.S. holder’s adjusted tax basis in the Note surrendered decreased by the cash payment (other than cash received in lieu of fractional shares) and increased by the gain recognized on the exchange (other than gain recognized by reason of the receipt of cash in lieu of a fractional share of Common Stock). A U.S. holder’s holding period in the Common Stock received should include its holding period for the Note surrendered.

If a U.S. holder receives cash in lieu of a fractional share of Common Stock, it will be treated as having received such fractional share and immediately sold it for the amount of such cash. Accordingly, the receipt of such cash in lieu of a fractional share of Common stock will generally result in taxable gain or loss equal to the difference between the cash received in lieu of such fractional share less the adjusted tax basis that is allocable to the fractional share of Common Stock.

Except as described below under “— Market Discount”, any gain recognized on the exchange (including any gain recognized on the receipt of cash in lieu of a fractional share of Common Stock) will generally be capital gain and will be long-term capital gain if, at the time of the exchange, the Note surrendered in the exchange has been held for more than one year.

Market Discount

If a U.S. holder acquired a Note for an amount that is less than its stated principal amount, subject to a de minimis exception, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes. In general, a U.S. holder that exchanges a Note with market discount will be required to treat any gain recognized on the exchange, as described above, as ordinary interest income to the extent of the market discount accrued during the U.S. holder’s holding period for the Note, unless the U.S. holder had elected to include the market discount in income as it accrued. Any market discount that had accrued on a U.S. holder’s Note at the time of the exchange, and that is in excess of the gain recognized on the exchange, as described above, generally will be taxable as ordinary income upon the disposition of the Common Stock received upon the exchange.

Distributions on Common Stock

The amount of any distribution we make in respect of the Common Stock received in the exchange will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a U.S. holder’s tax basis in the Common Stock and thereafter as gain from the sale or exchange of such Common Stock as described below. In general, a dividend distribution to a corporate U.S. holder will qualify for the dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income and other limitations.

Dividends received by a non-corporate U.S. holder during taxable years beginning on or before December 31, 2010 will be taxed at a maximum rate of 15%, provided that the U.S. holder held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other requirements are met. Dividends received by non-corporate U.S. holders in taxable years beginning after December 31, 2010 may be subject to tax at ordinary income rates.

Sale or Exchange of Common Stock

Subject to the discussion above under “— Market Discount”, upon the sale or exchange of shares of our Common Stock received upon the exchange of a Note, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received upon the sale or exchange and the U.S. holder’s tax basis in the shares of Common Stock. Any such capital gain or loss will be long-term if the U.S. holder’s holding period in the shares of Common Stock is more than one year. Long-term capital gain is presently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to proceeds received by a holder upon the exchange of Notes and on dividends received by a holder on Common Stock and proceeds from the sale of Common Stock, unless such holder is an exempt recipient. Backup withholding tax may apply to such payments if the U.S. holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 28%, although the rate may change in future years. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s

United States federal income tax and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Non-U.S. Holders

Exchange of Notes and Sale or Exchange of Common Stock

Other than amounts attributable to accrued but unpaid interest, which is addressed below, a non-U.S. holder will be subject to United States federal income tax on any gain recognized on the exchange of a Note pursuant to the exchange (as determined above under “U.S. Holders-Exchange of Notes into Common Stock and Cash Pursuant to the Exchange”) and on the sale or exchange of Common Stock received upon such exchange only if (i) the gain is effectively connected with a United States trade or business of the non-U.S. holder and, if certain United States income tax treaties apply, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder, (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other requirements are met or (iii) in the event that we are or have been characterized as a United States real property holding corporation for U.S. federal income tax purposes during the relevant period and certain other conditions are met. We believe that we are not and, within the past five years have not been, a U.S. real property holding corporation.

Except to the extent that an applicable income tax treaty otherwise provides, (1) if a non-U.S. holder falls under clause (i) above, such holder generally will be taxed on the net gain derived from the receipt of the cash payment and cash in lieu of a fractional share or a sale or exchange of Common Stock generally in the same manner as a U.S. holder and (2) if an individual non-U.S. holder falls under clause (ii) above, such individual generally will be subject to a 30% tax on the gain derived from the sale or exchange, which may be offset by certain United States-related capital losses. If a non-U.S. holder that is a corporation falls under clause (i) above, it generally may also be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Any cash received that is attributable to accrued and unpaid interest will be treated as a payment of interest to a non-U.S. holder for U.S. federal income tax purposes. If the cash received that is attributable to accrued and unpaid interest is not effectively connected with the conduct of a trade or business within the United States (and if certain tax treaties apply, such interest is not attributable to a permanent establishment or fixed base in the United States), then payments of cash received that are attributable to accrued and unpaid interest will not be subject to withholding of United States federal income tax if the non-U.S. Holder (1) does not actually or constructively own 10% or more of the combined voting power of all classes of our stock, (2) is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, (3) is not a controlled foreign corporation related to us directly or constructively through stock ownership and (4) provides to the payor or the payor’s agent a Form W-8BEN (or a suitable substitute or successor form), that is signed under penalties of perjury, includes its name and address, and contains a certification that the holder is not a United States person. United States Treasury regulations provide alternative documentation procedures for satisfying the certification requirement described above. If a non-U.S. Holder does not qualify for the foregoing exemption, interest payments to the non-U.S. Holder will be subject to United States withholding at a 30% rate unless (A) such holder provides a properly completed IRS Form W-8BEN (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with such holder’s conduct of a U.S. trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base in the United States) and such holder provides a properly completed IRS Form W-8ECI to the payor or the payor’s agent.

Distributions on Common Stock

Distributions we make with respect to the Common Stock received upon an exchange that are treated as dividends, as described above under “U.S. Holders — Distributions on Common Stock”, paid to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and, if certain United States income tax treaties apply, are attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under an applicable income tax treaty). Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder will be taxed generally in the same manner as a U.S. holder on dividends paid that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder and, if certain United States income tax treaties apply, are attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to branch profits tax, they will not be subject to United States federal withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI to the payor or the payor’s agent.

Information Reporting and Backup Withholding Tax

United States backup withholding will not apply to payments of dividends on the Common Stock to a non-U.S. holder if the non-U.S. holder delivers a properly executed Internal Revenue Service Form W-8 to the payor or the payor’s agent (or otherwise establishes an exemption) unless the payor has actual knowledge or reason to know that the holder is a U.S. person. Information reporting requirements may apply with respect to dividend payments on our Common Stock, in which event the amount of dividends paid and tax withheld with respect to each non-U.S. holder will be reported annually to the Internal Revenue Service.

Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the exchange of Notes or the sale or exchange of Common Stock effected outside the United States by a foreign office of a “broker” as defined in applicable Treasury regulations (absent actual knowledge or reason to know that the payee is a United States person), unless such broker (i) is a United States person as defined in the Code, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a controlled foreign corporation for United States federal income tax purposes or (iv) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale or exchange effected outside the United States by a foreign office of any broker that is described in the preceding sentence may be subject to information reporting unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale or exchange to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless, in the case of backup withholding, the beneficial owner delivers a properly executed Internal Revenue Service Form W-8 to the payor or the payor’s agent and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Newell Rubbermaid Inc. included in Newell Rubbermaid Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2009 including the schedule therein, and the effectiveness of Newell Rubbermaid Inc.’s internal control over financial reporting as of December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon incorporated by reference herein.

The Information Agent for the offer is:

GLOBAL BONDHOLDER SERVICES CORPORATION

65 Broadway — Suite 404
New York, New York 10006
Attention: Corporate Actions

Banks and Brokers call: (212) 430-3774
Toll free: (866) 937-2200

The Exchange Agent for the offer is:

GLOBAL BONDHOLDER SERVICES CORPORATION

By facsimile
(For Eligible Institutions Only):
(212) 430-3775

Confirm by Telephone:
(212) 430-3774

By Mail, Hand or Overnight Courier:
Global Bondholder Services Corporation
65 Broadway — Suite 404
New York, New York 10006

Attention: Corporate Actions